                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

(Mark One)
[X] Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002

                                       or

[ ] Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ____________


COMMISSION FILE NUMBER: 0-8454

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


             JLG INDUSTRIES, INC. EMPLOYEES' RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              JLG INDUSTRIES, INC.
                                   1 JLG DRIVE
                          MCCONNELLSBURG, PA 17233-9533

                              REQUIRED INFORMATION

The financial statements and related report, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (ERISA), listed below are furnished for the JLG Industries, Inc. Employees' Retirement Savings Plan (the "Plan"). The pages referred to are the numbered pages in the Plan's audited financial statements for the years ended December 31, 2002 and 2001.

                                                                   Pages
                                                                   -----

Independent Auditor's Report                                          1
Audited Financial Statements and Supplemental Schedule             2-11

                              JLG INDUSTRIES, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                                FINANCIAL REPORT

                                DECEMBER 31, 2002

                                 C O N T E N T S

FINANCIAL REPORT

    Audit Report                                                              1

    Statements of Net Assets Available for Plan Benefits                      2

    Statements of Changes in Net Assets Available for Plan Benefits           3

    Notes to Financial Statements                                          4-10

    Supplemental Schedule of Assets Held for Investment Purposes             11

                          INDEPENDENT AUDITOR'S REPORT

Administrative Committee and Trustees
JLG Industries, Inc. Employees'
   Retirement Savings Plan
McConnellsburg, Pennsylvania

          We have audited the accompanying statements of net assets available for Plan benefits of the JLG Industries, Inc. Employees' Retirement Savings Plan
(Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

          Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2002 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ SMITH ELLIOTT KEARNS & COMPANY, LLC
Chambersburg, Pennsylvania
June 5, 2003

                              JLG INDUSTRIES, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                     DECEMBER 31,
                                                2002              2001
                                            -----------       -----------
ASSETS

    Cash                                    $   460,505       $   349,419

    Investments                              77,484,844        94,694,461

    Participant loans                         2,860,723         1,856,860
                                            -----------       -----------

                                             80,806,072        96,900,740
                                            -----------       -----------

RECEIVABLES:

    Employee contributions                       78,608                --

    Employer contributions                       38,803                --

    Accrued income                                9,337             9,941
                                            -----------       -----------
                                                126,748             9,941
                                            -----------       -----------

TOTAL ASSETS/NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                            $80,932,820       $96,910,681
                                            ===========       ===========



   The Notes to Financial Statements are an integral part of these financial statements.

                              JLG INDUSTRIES, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN
                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                                                                  YEAR ENDED DECEMBER 31,
                                                                 2002                2001
                                                             ------------        -------------
ADDITIONS:

    Employer contributions                                   $  1,331,535        $   1,463,226
    Employee contributions                                      3,615,768            3,917,381
    Employee rollovers                                            749,037              154,840
                                                             ------------        -------------
                                                                5,696,340            5,535,447

    Investment income                                             217,574            1,633,509
                                                             ------------        -------------
                                                                5,913,914            7,168,956
                                                             ------------        -------------
DEDUCTIONS:

    Benefit payments                                            6,833,215           10,306,260
    Administrative expenses                                        15,723               64,252
                                                             ------------        -------------
                                                                6,848,938           10,370,512
                                                             ------------        -------------

Net realized and unrealized losses on investments             (15,042,837)          (6,306,731)
                                                             ------------        -------------

NET DECREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS        (15,977,861)          (9,508,287)

NET ASSETS AVAILABLE FOR PLAN BENEFITS
   AT BEGINNING OF YEAR                                        96,910,681          106,418,968
                                                             ------------        -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS
   AT END OF YEAR                                              80,932,820        $  96,910,681
                                                             ============        =============


   The Notes to Financial Statements are an integral part of these financial statements.

                          NOTES TO FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF THE PLAN

     The JLG Industries, Inc. Employees' Retirement Savings Plan ("Plan") is a defined contribution plan which covers substantially all domestic employees of JLG Industries, Inc., JLG Equipment Services, Inc., Access Financial Solutions, Inc. and JLG Manufacturing, LLC (collectively the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The Plan consists of two parts: a 401(k) savings feature and Company profit sharing contributions. The 401(k) savings feature provides for both participants' pre-tax contributions and the Company's matching contributions. Participants may elect to make pre-tax contributions up to 20% of their eligible compensation. Participants may also contribute amounts representing distributions from other tax qualified plans. The Company matches participants' contributions at a rate of $.50 for every $1.00 contributed up to a maximum of 5% of the participants' eligible compensation. Profit sharing contributions are based upon the profitability of the Company and the amounts are as determined at the discretion of the Board of Directors of JLG Industries, Inc.

     Participants become vested in their account balances as follows: immediate and full vesting of their 401(k) contributions and graduated vesting in their profit sharing and Company matching contributions. Participants become fully vested in their Company matching 401(k) contributions, profit sharing accounts, and company stock accounts after four years of service, with 25% vesting after two years, 50% vesting after three years, and 100% vesting after four years of service. Upon termination of employment, the participants receive the vested portion of their accounts in accordance with Plan provisions.

     If hired after October 2001, employees become participants in the Plan on the first day of the month following 30 days of employment. Participants' accounts are credited with their 401(k) contributions and the Company's profit-sharing and 401(k) matching contributions. Participants also receive allocations of Plan earnings or losses. Allocations of Plan earnings are based upon participants' average account balances.

     As of October 1, 2001, participant-directed contributions were directed from existing mutual funds into the 13 investment options described below. Participants may change their investment elections daily in 5% increments. The accounts of participants who do not make such an election are automatically invested in the Stable Value Fund.

     SHORT TERM/STABLE VALUE FUND (MM MONEY MARKET): This fund seeks current income consistent with liquidity and the preservation of principal. It invests primarily in short-term debt instruments with a remaining maturity not exceeding 397 days. The most common types are U.S. Treasury bills (T-bills) issued by the U.S. government, commercial paper issued by corporations, and certificates of deposit (CDs) issued by banks and other savings institutions. David L. Babson and Company Inc. is the investment manager of the fund.

     FIXED INCOME FUND (PIMCO TOTAL RETURN): This fund seeks maximum total return, consisting of current income and price appreciation, consistent with preservation of capital and prudent investment management. The fund invests primarily in investment-grade debt securities, including U.S. Government bonds, corporate bonds, mortgage-backed bonds, and money market instruments. The fund may also invest a portion of its assets in high-yield securities and non-U.S. securities. The average duration, or interest rate sensitivity, of the fund is between three and six years normally within one and a half years of the bond market as a whole. Pacific Investment Management Company LLC is the investment manager of the fund.

     BALANCED FUND (OPPENHEIMER QUEST BALANCED VALUE): This fund invests in equity and fixed-income securities in pursuit of capital growth and current income. Typically, a large portion of the fund will be invested in the stock of 15 - 30 large, well-established, undervalued companies. Under normal conditions, the portion of the fund invested in equity securities might range from 50% - 75%. OppenheimerFunds, Inc. is the investment manager of the fund, and OpCap Advisors is an adviser to the OppenheimerFunds.

     LARGE CAP VALUE FUND (MM LARGE CAP VALUE): This fund invests in common stocks of growing companies with market capitalizations greater than $5 billion. The manager seeks to invest in stocks that are selling at discounted valuations and to hold them for the long term. Davis Selected Advisers, L.P. is the investment manager of the fund.

     LARGE CAP CORE INDEX FUND (VANGUARD INSTITUTIONAL INDEX): This fund holds all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance, in proportion to their weighting in the index. The fund attempts to match the performance of the index and remains fully invested in stocks at all times. Though the fund seeks to match the index, its performance typically can be expected to fall short by a small percentage representing operating costs. The Vanguard Group, Inc. is the investment manager of the fund.

     LARGE CAP GROWTH FUND (MM GROWTH EQUITY): This fund invests in stocks of companies that offer long-term growth. Fundamental analysis identifies well-run, growing companies that have strong management, a successful track record, long-term earnings growth, and potential for market leadership. MFS Investment Management is the investment manager of the fund.

     MID CAP VALUE FUND (MM FOCUSED VALUE): This fund invests in equity securities of medium-sized U.S. companies that are trading at significant discounts. The fund normally holds fewer stocks than a diversified fund, and will concentrate among 18 - 22 stocks. The fund may invest up to 25% of its total assets in securities of non-U.S. issuers. Harris Associates, L.P. is the investment manager of the fund.

     MID CAP GROWTH FUND (MM MID CAP GROWTH II): This fund invests in stocks of companies with medium-sized market capitalizations that have proven products or services and above-average earnings. The fund's emphasis is on companies with strong balance sheets and the cash flow to fund growth. T. Rowe Price Associates is the investment manager of the fund.

     SMALL CAP VALUE EQUITY FUND (DLB SMALL CO. OPPORTUNITIES): This fund invests in equity securities of micro cap companies with market capitalizations, when purchased, or under $250 million. The manager selects companies with above-average returns on assets and equity, low debt, and well-regarded management. David L. Babson and Company Inc. is the investment manager of the fund.

     SMALL CAP GROWTH EQUITY FUND (MM SMALL CAP GROWTH): This fund invests in stocks of smaller companies believed to offer potential for long-term growth. The fund is co-managed by J.P. Morgan Investment Management, Inc. and Waddell & Reed Investment Management Company.

     INTERNATIONAL/GLOBAL FUND (MM INTERNATIONAL EQUITY FUND): This fund invests in common stocks of varied-sized companies located in Europe, the Far East, and emerging markets. Oppenheimer is manager of the fund. Stock selection is guided by economic, political, and social influences in the international community that dictate long-term growth trends.

     COMPANY STOCK FUND: This fund invests in JLG common stock. Additional information about this fund appears in the body of the Combined Summary Plan Description and Prospectus. Mass Mutual manages this fund.

     SELF-DIRECTED BROKERAGE ACCOUNT: This investment option permits a participant to select his own investments. State Street Brokerage provides brokerage services to this account. The account does not have an investment manager. Instead, the participant is responsible for selecting and monitoring his or her own investments. Additional information about this fund appears in the body of the Combined Summary Plan Description and Prospectus.

     Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000, 50% of their vested account balance, or 100% of their pre-tax, after-tax, and rollover account balances. Loan terms generally do not exceed five years. Loans are secured by the balance in the participant's account and bear interest at a reasonable rate to be determined at the time the loan begins based on prevailing market rates. Principal and interest is paid ratable through payroll deductions.

     On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or a life annuity.

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of such termination, the net assets of the Plan are to be distributed in accordance with the provisions of the Plan, but in no event shall any amounts be returned to the Company.

     The Plan is administered by the Administrative Committee of JLG Industries, Inc. (the Corporation). The Corporation may pay all or part of the out-of-pocket administrative expenses of the Plan. Any expenses not paid by the Corporation shall be paid out of Plan assets.

     The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description or Plan agreement for a more complete description of the Plan's provisions. Copies are available from the Company's Human Resources Department.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The accounting records of the Plan are maintained on an accrual basis. Interest and dividend income is recognized when earned, and benefits are recognized when paid.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of contributions, earning, expenses and benefit payments during the reporting period. Actual results could differ from those estimates.

     INVESTMENT VALUATION

     Investments are stated at aggregate market value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The Plan's investments in mutual funds are valued at the aggregate of the quoted market prices of the underlying securities.

     Purchases and sales of securities are reflected on a trade-date basis. The unrealized difference in market value from one year to the next and realized gains and losses are recognized as net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits.

     FORFEITED ACCOUNTS

     For the years ended December 31, 2002 and 2001, no forfeitures of Company contributions were used to offset employer contributions. At December 31, 2002 and 2001, $636,642 and $339,717, respectively, are available to reduce future employer contributions.

     RECLASSIFICATION IN FINANCIAL STATEMENTS

     The 2001 financial statements include certain reclassifications to conform to the current year reporting practices.

NOTE C - INVESTMENTS

     Investments that represent five percent or more of the Plan's net assets available for plan benefits at the beginning of the year are as follows at December 31:

                                                    2002             2001
                                                    ----             ----

     Vanguard Institutional Index            $12,924,301      $20,277,924
     Oppenheimer Quest Balanced                9,191,294       15,684,045
     Mass Mutual Mid Cap Growth II             6,580,994       10,488,762
     Mass Mutual Money Market                 23,445,524       23,890,142
     *JLG Industries, Inc. Common Stock       13,758,722       20,190,702
     PIMCO Total Return                        6,270,173              **

     * Represents a party in interest

     ** Amount does not exceed 5% of plan assets at the beginning of the year.

     During the years ended December 31, 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by ($15,042,837) and ($6,306,731), respectively.

                                                YEAR ENDED DECEMBER 31
                                              2002                  2001
                                              ----                  ----
     Mutual funds                     $ (9,493,028)          $(6,397,968)
     Common stock                       (5,549,809)               91,237
                                      ------------           -----------
                                      $(15,042,837)          $(6,306,731)
                                      ============           ===========


NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                        DECEMBER 31, 2001
                                                        -----------------
     Net Assets:
       JLG Industries, Inc. Common Stock                  $ 20,190,702


                                                            YEAR ENDED
                                                        DECEMBER 31, 2001
                                                        -----------------
     Changes in Net Assets
        Dividends                                         $    74,782
        Net appreciation                                      137,885
     Benefits paid to participants                         (2,134,664)
     Transfers and other changes                             (685,342)
                                                          -----------
                                                          $(2,607,339)
                                                          ===========

     In 2002, participants could defer into the JLG Industries, Inc. Company Stock Fund, making this a participant-directed investment.

NOTE E - OBLIGATIONS DUE TERMINATED/RETIRED PARTICIPANTS

     The amounts due terminated and retired participants with vested interests as of December 31, 2002 and 2001 were $803,590 and $1,980,203, respectively.

NOTE F - TAX STATUS

     The Internal Revenue Service has determined and informed the Corporation by a letter dated July 18, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for Plan benefits per the financial statements to Form 5500:

                                                       2002              2001
                                                       ----              ----
     Net assets available for Plan
       benefits per the financial
       statements                              $ 80,932,820      $ 96,910,681
     Contributions receivable:
          Employee                                  (78,608)               --
          Employer                                  (38,803)               --
                                               ------------      ------------
     Net assets available for Plan
       benefits per the Form 5500              $ 80,815,409      $ 96,910,681
                                               ============      ============


     The following is a reconciliation of contributions per the financial statements to Form 5500:

                                                       2002              2001
                                                       ----              ----
     Contributions per the financial
       statements:
          Employee                              $ 3,615,768       $ 3,917,381
          Employer                                1,331,535         1,463,226
          Employee rollovers                        749,037           154,840
                                                -----------       -----------
                                                  5,696,340         5,535,447

     Contributions receivable:
          Employee - 2002                           (78,608)               --
          Employer - 2002                           (38,803)               --
                                                ------------      -----------
     Total contributions per the
       Form 5500                                $ 5,578,929       $ 5,535,447
                                                ===========       ===========

     The following is a reconciliation of investments listed on the financial statements to categories of investments used on the form 5500 as of December 31:

                                                        2002              2001
                                                        ----              ----
     FINANCIAL STATEMENT PRESENTATION
        Investments                             $ 77,484,844      $ 94,694,461
                                                ============      ============

     FORM 5500
        Value of interest in pooled
          separate accounts                     $ 44,483,340      $ 53,851,296
        Value of interest in registered
          investment companies
          (e.g., mutual funds)                    19,149,462        20,593,829
        Employer securities                       13,758,722        20,190,702
        Other                                         93,320            58,634
                                                ------------      ------------

            Total Investments                   $ 77,484,844      $ 94,694,461
                                                ============      ============

     The following is a reconciliation of investment income and net realized and unrealized losses listed on the financial statements to categories of income used on the Form 5500.


                                                        YEAR ENDED DECEMBER 31
                                                        2002              2001
                                                        ----              ----
     FINANCIAL STATEMENT PRESENTATION
           Investment income                    $    217,574      $  1,633,509
           Net realized and unrealized
              losses on investments              (15,042,837)       (6,306,731)
                                                ------------      ------------
                    Total                       $(14,825,263)     $ (4,673,222)
                                                ============      ============

     FORM 5500 PRESENTATION
           Interest income                      $    180,409      $    445,069
           Dividend income                            36,767            74,782
           Net gain on sale of assets                221,688           159,967
           Unrealized depreciation of assets      (5,796,709)          (68,730)
           Net (loss) gain from pooled
              separate accounts                   (5,673,555)        2,638,324
           Net loss from registered
              investment company                  (3,819,473)       (8,046,749)
           Other income                               25,610           124,115
                                                ------------      ------------
                    Total                       $(14,825,263)     $ (4,673,222)
                                                ============      ============

                              JLG INDUSTRIES, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

          SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2002

                                                    (c.)
                (b.)                             DESCRIPTION           (e.)
(a.)  IDENTITY OF ISSUE, BORROWER               OF INVESTMENT      CURRENT VALUE
      ---------------------------               -------------      -------------
      Cash                                       Cash               $   460,505
      Mass Mutual Money Market                   Mutual Fund         23,445,524
      PIMCO Total Return                         Mutual Fund          6,225,161
      Oppenheimer Quest Balanced Value           Mutual Fund          9,191,294
      Mass Mutual Large Cap Value                Mutual Fund            749,051
      Vanguard Institutional Index               Mutual Fund         12,924,301
      Mass Mutual Growth Equity                  Mutual Fund            271,938
      Mass Mutual Focused Value                  Mutual Fund          2,204,174
      Mass Mutual Mid Cap Growth II              Mutual Fund          6,580,994
      DLB Small Co. Opportunities                Mutual Fund          1,680,847
      Mass Mutual Small Cap Growth               Mutual Fund            225,414
      Mass Mutual International Equity Fund      Mutual Fund            134,104
*     JLG Industries Common Stock                Common Stock        13,758,722
      SSGA Money Market Fund                     Mutual Fund             28,022
      AES Corp                                   Common Stock             3,020
      Bradley Pharmacetls Inc CL A               Common Stock             4,821
      Callon  Pete Co Del                        Common Stock             4,221
      Emerson Radio Corp                         Common Stock            15,531
      Merge Technologies Inc.                    Common Stock             6,880
      OSI Systems Inc.                           Common Stock             3,396
      Oracle Corporation                         Common Stock            21,600
      Royale Energy Inc.                         Common Stock             5,829
      Participant Loans                          5.25% - 12%          2,860,723
                                                                    -----------
                                                                    $80,806,072
                                                                    ===========

* Represents a party in interest

                                    EXHIBITS

23   Consent of Independent Auditors

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              JLG Industries, Inc. Employees'
                                                  Retirement Savings Plan
                                                      (Name of Plan)



Date: June 30, 2003                   /s/ Thomas D. Singer
                                      ------------------------------------------
                                      Thomas D. Singer
                                      Senior Vice President, General Counsel and
                                      Secretary

                              JLG INDUSTRIES, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                                  EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------
    23         Consent of Independent Auditors